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Filed Pursuant To Rule 424(b)(3)
Registration No. 333-78389

Prospectus Supplement to Prospectus dated June 7, 1999

Gables Residential Trust

699,146 Common Shares

        Unless the context otherwise requires, all references to "we," "us" or "our company" in this prospectus supplement refer collectively to Gables Residential Trust, a Maryland real estate investment trust, and its subsidiaries, including Gables Realty Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

        This prospectus supplement updates the prospectus dated June 7, 1999, as supplemented by the prospectus supplement dated September 22, 2000 and the prospectus supplement dated May 31, 2001, relating to the offer for sale of up to an aggregate of 699,146 common shares of Gables Residential Trust by the selling shareholders identified in the prospectus and prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest, that we may issue if and to the extent that such persons exercise their right to tender their units of Gables Realty Limited Partnership, our operating partnership, for cash, and we exercise the right to issue common shares to them instead of cash.

        We are providing this prospectus supplement to update the table in the prospectus under the caption "The Selling Shareholders" to reflect a transfer of units from Windmill Landing Partners, Ltd. to James F. Erwin.  The amounts set forth below are based upon information provided to us by the selling shareholders, or on our records, and are accurate to the best of our knowledge.  Unless we indicate otherwise, the information in this prospectus supplement is as of October 8, 2001.

Name	Common Shares Beneficially Owned as of October 8, 2001 (1)	Units Beneficially Owned as of October 8, 2001 (2)	Common Shares Offered Hereby (3)	Common Shares and Units to be Owned After Offering (4)
Windmill Landing Partners, Ltd.	0	106,736	106,736	0
James F. Erwin	0	1,507	1,507	0

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(1)        Does not include common shares that may be issued in exchange for units beneficially held as of October 8, 2001.

(2)        All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Gables Realty Limited Partnership, for an equal number of common shares.  All information is as of October 8, 2001.

(3)        These common shares represent the common shares that the selling shareholders may acquire upon presentation of the units for redemption.

(4)        Assumes that all common shares isseuable upon redemption of the units will be sold by the selling shareholders.  In the case of each selling shareholder, the percentage of our common shares that will be  held by such selling shareholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common shares) after completion of this offering will be less than one percent (1%).  The total number of common shares outstanding used in calculating such percentage (i) is based on the total number of common shares outstanding as of October 8, 2001 (24,301,139 shares) and (ii) assumes that none of the remaining units held by other persons will be exchanged for common shares.

        This prospectus supplement is not complete without the prospectus dated June 7, 1999, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this supplement  is October 11, 2001.